UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of April 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 21st, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Amex®) listed common shares of Austral Pacific Energy Ltd., under the symbol AEN.

Wellington, New Zealand –April 20, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX: AEN)

AMEX TRADING COMMENCES

The common shares of Austral Pacific Energy Ltd. commenced trading on the American Stock Exchange on April 18th, 2005 under the symbol “AEN” Headquartered in Wellington, New Zealand, the company is an oil and gas exploration and production company incorporated in Canada. It is involved in the exploration for commercial quantities of hydrocarbons and, to a lesser extent, the development and production of hydrocarbons in the Austral Pacific region.

“We are delighted to welcome Austral Pacific Energy to the American Stock Exchange,” said John McGonegal, senior vice president of the Amex Equities Group. “We look forward to working with Austral Pacific Energy Ltd. and providing them with the value-added resources a growing company needs to succeed in today's market.”

David Bennett, President/CEO, commented, "Austral is pleased to be listed on the American Stock Exchange and looks forward to continuing our vigorous growth strategy for the Company through 2005 and beyond".

The specialist in Austral Pacific Energy will be Cohen Specialists as its specialist unit. It is also listed on the TSX-V: APX, and the New Zealand Stock Exchange: APX. For more information on Austral Pacific Energy, or any Amex-listed company, please visit www.amex.com.

Chief Financial Officer Appointment.

The Company’s Board of Directors is also pleased to announce the appointment of Mr. Bruce McGregor as the Company’s new Chief Financial Officer, replacing Mr. Nigel Robinson who resigned to pursue other opportunities. Mr. McGregor is a member of both the Institute of Chartered Accountants and the Institute of Directors in New Zealand. He is a New Zealand citizen and has worked in the New Zealand oil and gas industry since 1994 where he has held senior accounting and finance roles for substantial New Zealand corporations including Methanex and Fletcher Challenge Energy.

Mr. McGregor joins Austral from Shell where he oversaw the integration of the Fletcher Energy acquisition and the establishment of the financial systems and processes required as a result of the acquisition. He has also been involved in several significant projects most recently leading the New Zealand Sarbanes Oxley project. His various roles with these companies bring to Austral broad experience covering operational and commercial issues, balance sheet management, capital allocation processes, acquisitions and divestments, due diligence and strategic planning.

The American Stock Exchange® (Amex®) is the only primary exchange that offers trading across a full range of equities, options and exchange traded funds (ETFs), including structured products and HOLDRSsm. In addition to its role as a national equities market, the Amex is the pioneer of the ETF, responsible for bringing the first domestic product to market in 1993. Leading the industry in ETF listings, the Amex lists 155 ETFs to date. The Amex is also one of the largest options exchanges in the U.S., trading options on broad-based and sector indexes as well as domestic and foreign stocks. For more information, please visit www.amex.com.

CONTACT: Investor Relations: tel:1 561-837-8057 X 2 USA/Canada

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.